ICAHN ENTERPRISES L.P.
767 Fifth Avenue, Suite 4700
New York, New York 10153

May 12, 2010

VIA ELECTRONIC TRANSMISSION

Thomas Kluck, Esq.
Branch Chief
United States Securities and Exchange Commission
Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-1004

Re:	Icahn Enterprises L.P.
Registration Statement on Form S-3
File No. 333-158705

Dear Mr. Kluck:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Icahn Enterprises L.P. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3, File No. 333-158705 (the “Registration Statement”) so that it may become effective at 12:00 noon Eastern Time on Monday, May 17, 2010, or as soon thereafter as practicable.

This is to acknowledge that:

(a)           The Company understands that should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)           The Company understands that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c)           The Company understands that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

Icahn Enterprises L.P.

By:  Icahn Enterprises G.P. Inc.,
its General Partner

By:	/s/ Dominick Ragone
Dominick Ragone
Chief Financial Officer

cc:           Duc Dang (Staff)